

February 8, 2019

Chen Schor
President and Chief Executive Officer
resTORbio, Inc.
500 Boylston Street, 12th Floor
Boston, Massachusetts 02116

> **Re: resTORbio, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 1, 2019**
> **File No. 333-229499**

Dear Mr. Schor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance